China Du Kang Co., Ltd.

Town of Dukang, Baishui County	2840 Highway 95 Alt. S,
A-28,Van Metropolis,#35 Tangyan Road,	Suite 7
Xi'an, Shaanxi, PRC, 710065	Silver Springs, NV 89129
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May 11, 2011

John Reynolds, Assistant Director
Pamela Howell, Staff Attorney
Janice McGuirt, Staff Attorney
Brian McAllister, Staff Accountant
Office of Beverages, Apparel and
Health Care Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	China Du Kang Co., Ltd.
Form 10, Amendment 7
File No.: 0-53833

Dear Mr. Reynolds, Ms. Howell, Mr. McAllister and Ms. McGuirt:

Thank you for the comments from your letter of April 29, 2011. The Company requests a formal extension of fifteen (15) business days from the date of this letter in which to respond to your comments for the following reasons:

1.	The Company’s auditor is completing the quarterly financial review for March 31, 2011 which must be incorporated into the Form 10 and Form 10-Q.

2.	Both the auditor and the attorney have had personal issues that have prevented us from meeting with them until April 12, 2011;

The Company will endeavor to address each of the Staff’s comments and file an amended filing within the fifteen (15) day period. Should you require anything further, please let us know.

Thanks in advance,

Yours very truly,

China Du Kang Co., Ltd.

Wang Youngsheng